Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation:

ATLANTIC SYNERGY, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article 4. Authorized Shares:

The aggregate number of shares which the corporation shall have authority to issue shall consist of 50,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 60%.

4. Effective date of filing (optional):

5. Officer Signature: /s/ Terence Channon